Smart Kitchens 2.0 Inc.
FINANCIAL STATEMENTS
(Unaudited)

As of December 31, 2023

Smart Kitchens 2.0 Inc.

Financial Statements

As of December 31, 2023

Index to Reviewed Financial Statements

Table of Contents   **Page**



INDEPENDENT ACCOUNTANT REVIEW REPORT

January 02, 2024

The Board of Directors

Smart Kitchens 2.0 Inc.

17951 SkyPark Circle suite F & G

Irvine, Ca 92614

We have reviewed the accompanying balance sheet of Smart Kitchens 2.0 Inc. (the company) as of As of December 31, 2023, and the related statement of income, statement of changes in owners' equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

Smart Kitchens 2.0 Inc.

Balance Sheet Statement (Unaudited)

As of December 31, 2023

ASSETS	2023
Total Current Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Total Current Liabilities	-
Total Non-Current Liabilities	-
Total Equity	-
TOTAL LIABILITIES AND EQUITY	-

The accompanying notes are an integral part of these financial statements

Smart Kitchens 2.0 Inc.

Income Statement (Unaudited)

As of December 31, 2023

	2023
Net Sales	-
Operating Expenses	-
Total Operating Expenses	-
Net Income (Loss)	-

The accompanying notes are an integral part of these financial statements

Smart Kitchens 2.0 Inc.

Statement of Changes in Equity (Unaudited)

As of December 31, 2023

	Net Contribution	Retained Earnings (Deficit)	Total
Balance – December 14, 2023	-	-	-
Capital Contributions	-	-	-
Net Income (Loss)	-	-	-
Balance as of December 31, 2023	**-**	**-**	**-**

The accompanying notes are an integral part of these financial statements

Smart Kitchens 2.0 Inc.

Statement of Cash Flow (Unaudited)

As of December 31, 2023

OPERATING ACTIVITIES	2023
Net Income (Loss)	-
Adjustments to Reconcile Net Income to Net Cash provided by operations:	
Net cash (Used) by operating activities	**-**
Net Cash (Used) by Investing Activities	**-**
Net Cash Provided by Financing Activities	**-**
NET CASH INCREASE (DECREASE) FOR PERIOD	**-**
Cash at the beginning of the period	-
CASH AT END OF PERIOD	**-**

The accompanying notes are an integral part of these financial statements

Smart Kitchens 2.0 Inc.

Notes to the Financial Statements (Unaudited)

As of December 31, 2023

1. DESCRIPTION OF THE BUSINESS

Smart Kitchens 2.0 Inc. (the company) was established on December 14, 2023, in Delaware and has not yet started its operations. The Smart Kitchens 2.0 Inc is a new version of Smart Kitchens Inc. Smart Kitchens has invested over 1.2M dollars on Smart Kitchens 2.0, over 2 years of R&D has been invested on plans and permitting to convert the office building into a mixed-use facility at a Brand New 21,500+ sq. ft. location with 23 restaurants located at: 23072 Lake Center Dr. Lake Forest California.

The company covers the buildout cost for restaurants, enabling them to start operations with minimal capital. Ghost kitchens could create a $1 trillion global opportunity by 2030. Many large national and international restaurants are also getting into the mix!

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

Smart Kitchens 2.0 Inc.

Notes to the Financial Statements (Unaudited)

As of December 31, 2023

3. **EQUITY**

As of December 31, 2023, the company has 10,000,000 shares authorized for issuance, and no outstanding shares.